4-1200 Waverley Street Winnipeg, Manitoba, Canada R3T 0P4 Phone: 204-487-7412 Fax: 204-488-9823

Medicure Announces First Quarter Financial Results

WINNIPEG, Manitoba – (October 23, 2003) – Medicure Inc. (TSX:MPH), a cardiovascular drug discovery and development company, today reported financial results for the three-month period ending August 31, 2003. Unless otherwise stated, the dollar values quoted herein represent Canadian dollars.

The financial results for the first quarter ended August 31, 2003 include a consolidated net loss from operations of $1,100,000 or $0.02 per share, compared to a net loss of $1,206,000 or $0.03 per share for the three-month period ended August 31, 2002. The decrease in operating loss was primarily due to a reduction in clinical expenditures incurred this year versus those from the prior year.

Research and development costs were $755,000 as compared to $1,002,000 for the same quarter in 2002. The decrease in expenditures is as a result of the clinical program costs being lower in the current quarter, as opposed to the prior year figure which, included the costs associated with the Phase II trial, MEND-1. The Company expects its research and development expenditures for the remainder of fiscal 2004 to be higher than fiscal 2003. A significant portion of the increase in expenditures during fiscal 2004 will be incurred in the Phase II Coronary Artery Bypass Graft (CABG) trial attributed to MC-1 and the Phase II Hypertension trial involving MC-4232.

MILESTONE ACHIEVED

During the quarter ended August 31, 2003, Medicure achieved a major milestone when it received approval from Canada’s Therapeutics Product Directorate (TPD) for the commencement of an initial Phase II clinical trial as part of the development program for Medicure's second drug candidate, MC-4232, for use in the treatment of hypertension. In a pre-IND meeting to consider the Company’s proposed development of MC-4232, the United States Food and Drug Administration (FDA) agreed in principle with the Company’s plan with regard to the proposed Phase II/III clinical program.

“This represents another important clinical milestone for the Company and further demonstrates the depth of our product pipeline and drug development expertise.” stated Albert D. Friesen, PhD, Medicure’s President and Chief Executive Officer. “MC-4232 is the Company’s second cardiovascular drug in Phase II clinical development targeting hypertension, a major unmet component of the cardiovascular market. Moving forward into a Phase II trial with a second drug candidate solidified Medicure’s Drug Discovery Program and firmly established us as a product focused company advancing novel therapeutics to address a range of unmet cardiovascular needs.”

CASH POSITION ENHANCED

On June 26, 2003, the Company strengthened its cash position by raising gross proceeds of $7,648,000 (before share issuance costs of $606,000). A syndicate, led by Research Capital Corporation, and including First Associates Investments Inc and Paradigm Capital Inc. sold by way of a private placement a total of 8,997,632 common shares of the Company at $0.85 per share.

FILED IND FOR PHASE II CABG TRIAL

Subsequent to the end of the quarter, the Company announced that it had filed for regulatory approval with the U.S. Food and Drug Administration (FDA) and Canada's Therapeutics Product Directorate (TPD) to commence a Phase II clinical trial of MC-1 to evaluate the cardioprotective and neuroprotective effects of the drug in patients undergoing high-risk Coronary Artery Bypass Graft surgery. Up to 900 patients undergoing the CABG procedure will be enrolled in the dose response study, which will be carried out under the direction of Dr. Jean-Claude Tardif, MD, FRCP, Director of Clinical Research and Associate Professor of Medicine at the Montreal Heart Institute, and Dr. Robert Harrington, Professor of Medicine and Director of Cardiovascular Clinical Trials, Duke University Medical Centre.

OTHER FINANCIAL RESULTS

Interest and other income for the first quarter ended August 31, 2003 was $70,000 compared to $66,000 for the first quarter ended August 31, 2002. The increase is the result of a higher cash and cash equivalent balance as compared to the same period of the prior year.

General and administrative expenditures for the current quarter were $409,000 compared to $263,000 for the same quarter of the prior fiscal year. The increase is attributable to the internal growth that is required to support the Company’s increasing business development and investor relations activities. The Company expects higher levels of general and administrative activities for the remainder of fiscal year ending May 31, 2004 to further support these increased business development activities.

At August 31, 2003, the Company maintained a strong cash position with cash and cash equivalents totaling $10,265,000 as compared to $4,130,000 as of May 31, 2003. For the three months ended August 31, 2003, Medicure received net proceeds of $250,000 from the exercise of options and warrants compared to $25,000 for the same period in fiscal 2003. The total number of Common Shares increased to 47,942,521 from 38,509,864 at May 31, 2003.

Subsequent to August 31, 2003, the Company received an additional $912,000 from the exercise of 78,000 options and 1,153,500 warrants.

As at September 30, 2003, the Company had 16.9 million warrants outstanding that expire on December 20, 2003. Should all of these outstanding warrants be exercised it would result in proceeds of $13.5 million and provide sufficient resources to fund planned operations until the first quarter of fiscal 2006.

An expanded version of the Management Discussion and Analysis and the financial statements for the quarter are accessible on Medicure’s website at www.medicureinc.com.

ABOUT MEDICURE INC.

Medicure Inc. is a cardiovascular drug discovery and development Company focused on developing effective therapeutics for unmet needs in the field of cardiovascular medicine. The Company's lead drug, MC-1, is focused on the prevention and treatment of ischemia, ischemic reperfusion injury, and stroke. The cardiovascular and stroke market is the largest pharmaceutical sector with annual global sales of over US $70 billion.

The Company's second product candidate, MC-4232, is being targeted for the treatment of hypertension, a common disorder in which blood pressure remains abnormally high. Approximately 73% of the more than 50 million adult Americans who have hypertension, are not adequately treated.

Medicure also has a medicinal chemistry based Drug Discovery program focused on discovery and advancement of novel small molecule, anti-ischemics and anti-thrombotics towards human clinical studies.

This press release contains forward-looking statements that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

For more information, please contact:

Derek Reimer	Don Bain
Chief Financial Officer	Director of Investor & Public Relations

Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicureinc.com
Web: www.medicureinc.com